UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 _________________________________________________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
  _________________________________________________________________

Swvl Holdings Corp
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

0001875609
(CUSIP Number)

Anders F. Börjesson
c/o VNV (Cyprus) Limited
1, Lampousas Street, 1095 Nicosia, Cyprus
+46 8 545 015 50
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2022
(Date of Event which Requires Filing of this Statement)
  _________________________________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001875609	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS VNV (Cyprus) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 14,462,414
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,462,414
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,462,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (1)
14	TYPE OF REPORTING PERSON CO

(1)
Based on 118,496,102 Class A ordinary shares (the “Class A Ordinary Shares”) of Swvl Holdings Corp (the “Company”) outstanding as of March 31, 2022, as reported in the Form 20-F filed by the Company with the Securities and Exchange Commission on March 31, 2022 (the “Form 20-F”).

CUSIP No. 0001875609	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS VNV Global AB (publ)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,462,414 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,462,414 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,462,414 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2% (2)
14	TYPE OF REPORTING PERSON CO

(1)
Represents 14,462,414 Class A Ordinary Shares held by VNV (Cyprus) Limited (“VNV Cyprus”). VNV Global AB (publ) (“VNV Global”) is the direct and sole shareholder of VNV Cyprus. Investment and voting decisions relating to holdings of VNV Cyprus are made by a board of directors consisting of four individuals on the basis of recommendations issued by a five-member board of directors of VNV Global.

(2)	Based on 118,496,102 Class A Ordinary Shares of the Company outstanding as of March 31, 2022, as reported in the Form 20-F.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares of the Company, whose principal executive offices are located at The Offices 4, One Central, Dubai World Trade Center, Dubai, United Arab Emirates.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

VNV (Cyprus) Limited
VNV Global AB (publ)

(b) The principal business address of the Reporting Persons is as follows:

VNV (Cyprus) Limited: 1, Lampousas Street, 1095 Nicosia, Cyprus
VNV Global AB (publ): Mäster Samuelsgatan 1, 111 44 Stockholm, Sweden

(c) VNV Global is an investment company whose common shares are listed on Nasdaq Stockholm, Mid Cap segment, with the ticker VNV. VNV Cyprus is a wholly owned subsidiary of VNV Global and its principal business is asset holding and management.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) VNV Cyprus is organized under the laws of Cyprus and VNV Global is organized under the laws of Sweden.

Item 3. Source and Amount of Funds

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) and other ancillary documents that pertain to the securities acquired by VNV Cyprus. Following the consummation of the Business Combination (as defined below), VNV Cyprus’ existing securities in Swvl Inc., a British Virgin Islands business company limited by shares incorporated under the laws of the British Virgin Islands (“Legacy Swvl”) automatically converted into the right to receive an aggregate of 14,462,414 Class A Ordinary Shares of the Company.

Item 4. Purpose of the Transaction

Business Combination

On March 31, 2022, the Company consummated its previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated as of July 28, 2021 (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among the Company, Legacy Swvl, Queen’s Gambit Growth Capital, a Cayman Islands exempted company with limited liability (“SPAC”), and the other parties thereto. As a result of the Business Combination, VNV Cyprus’ existing securities in Legacy Swvl automatically converted into the right to receive Class A Ordinary Shares of the Company.

PIPE Financing

In connection with the transactions contemplated by the Business Combination Agreement, SPAC and the Company entered into subscription agreements with a number of investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, and the Company agreed to sell to the PIPE Investors in a private placement, Class A Ordinary Shares for a purchase price of $10.00 per share.

On March 22, 2022 and March 23, 2022, Memphis Equity Ltd., VNV Cyprus and DiGame Africa, three initial PIPE Investors, purchased an aggregate of $5.3 million of exchangeable notes of Legacy Swvl (the “Swvl Exchangeable Notes”) effectively pre-funding their subscription commitment. At the Company Merger Effective Time (as defined in the Business Combination Agreement), such exchangeable notes were exchanged for Class A Ordinary Shares at an exchange price of $9.50 per share. Upon the issuance of such exchangeable notes, each such initial PIPE Investor’s subscription was reduced by the amount of the issued exchangeable notes, resulting in the reduction of such initial PIPE Investors’ subscriptions to $0 and the termination of such subscriptions.

Shareholder Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, certain parties, including VNV Cyprus, entered into a Shareholder Agreement dated July 28, 2021 (the “Shareholder Agreement”), pursuant to which such persons agreed to act to establish certain board appointment and corporate governance rights, and to enter into voting commitments, with respect to the Company on the terms and subject to the conditions thereof.

Support Agreement

Certain shareholders of Legacy Swvl, including VNV Cyprus, delivered to SPAC transaction support agreements (the “Swvl Transaction Support Agreements”), pursuant to which, among other things, (x) the holders of Legacy Swvl shares agreed to execute and deliver written consents and (y) the holders of the certain convertible notes (the “Swvl Convertible Notes”) of Legacy Swvl (other than the Swvl Exchangeable Notes) agreed to the conversion of such Swvl Convertible Notes in accordance with the terms and conditions of the support agreements and the Business Combination Agreement.

Registration Rights Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Legacy Swvl, SPAC, the Company, and the other parties thereto, including VNV Cyprus (the “Reg Rights Holders”), entered into a registration rights agreement (the “Registration Rights Agreement”) with respect to certain securities of the Company held by the Reg Rights Holders.

Lock-Up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, security holders of Legacy Swvl and certain former directors and/or officers of Legacy Swvl (collectively, the “Lock-Up Holders”) entered into lock-up agreements with respect to the Company’s Class A Ordinary Shares.

The foregoing descriptions of the Business Combination Agreement, Swvl Exchangeable Note, Shareholder Agreement, Swvl Transaction Support Agreement, Registration Rights Agreement and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) — (b) Based on 118,496,102 Class A Ordinary Shares of the Company outstanding as of March 31, 2022, as reported in the Form 20-F.

VNV Cyprus is the holder of 14,462,414 Class A Ordinary Shares of the Issuer. VNV Global is the direct and sole shareholder of VNV Cyprus. Investment and voting decisions relating to holdings of VNV Cyprus are made by a board of directors consisting of four individuals on the basis of recommendations issued by a five-member board of directors of VNV Global.

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is incorporated herein by reference.

Also, as reported in Item 4, the parties to the Shareholder Agreement may be deemed to be a “group” pursuant to Rule 13d-3 of the Act. The share ownership reported for the Reporting Persons does not include any Class A Ordinary Shares beneficially owned by the other parties to the Shareholder Agreement except to the extent disclosed in this Schedule 13D, and each of the Reporting Persons disclaims beneficial ownership of any Class A ordinary shares beneficially owned by such other parties except to the extent disclosed in this Schedule 13D.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the Class A Ordinary Shares of the Company in the past 60 days.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference. Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name

1.
Business Combination Agreement, dated July 28, 2021, incorporated by reference to Annex A-1 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

2.
First Amendment to the Business Combination Agreement, dated January 31, 2022, incorporated by reference to Annex A-2 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

3.
Second Amendment to the Business Combination Agreement, dated March 3, 2022, incorporated by reference to Annex A-3 to Amendment No. 7 to the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

4.	Form of Swvl Transaction Support Agreement, dated as of July 28, 2021, incorporated by reference to Exhibit 4.4 to the Company’s Form 20-F filed with the Securities and Exchange Commission on March 31, 2022.

5.	Holdings Shareholders’ Agreement, dated as of July 28, 2021, incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F filed with the Securities and Exchange Commission on March 31, 2022.

6.	Form of Swvl Exchangeable Note, incorporated by reference to exhibit 10.7 to Amendment No. 7 of the Company’s Registration Statement on Form F-4 (File No. 333-259800) filed with the SEC on March 11, 2022.

7.	Registration Rights Agreement, dated July 28, 2021, incorporated by reference to Exhibit 4.7 to the Company’s Form 20-F filed with the Securities and Exchange Commission on March 31, 2022.

8.	Form of Lock-Up Agreement incorporated by reference to Exhibit 4.8 to the Company’s Form 20-F filed with the Securities and Exchange Commission on March 31, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2022

VNV (CYPRUS) LIMITED

By:              /s/  Boris Sinegubko
Name:  Boris Sinegubko
Title:    Managing Director

VNV GLOBAL AB (PUBL)

By:               /s/ Per Brilioth
Name:  Per Brilioth
Title:    Managing Director